[redacted]

14047294

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

*AB 3/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
124

SEC FILE NUMBER
8-68477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IBERIA Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Poydras Street, STE 2000
(No. and Street)

New Orleans	LA	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jefferson G. Parker — 504-310-7314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

700 Pearl Street, STE 2000	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jefferson G. Parker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

President, Chief Financial Officer

Title

SIMONE BOUSTEAD, Notary Public
BAR ROLL # 33024
STATE OF LOUISIANA
LIFETIME COMMISSION

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Financial Statement
and Supplementary Information
For the Year Ended December 31, 2013

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Financial Statement
and Supplementary Information
For the Year Ended December 31, 2013

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Contents

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditor's Report

Board of Directors
IBERIA Capital Partners LLC
New Orleans, Louisiana

We have audited the accompanying financial statements of IBERIA Capital Partners LLC (the "Company"), a wholly-owned subsidiary of IBERIABANK Corporation, which comprise the statement of financial condition as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of IBERIA Capital Partners LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statement as a whole.

BDO USA, LLP

Dallas, Texas
February 26, 2014

Financial Statement

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Statement of Financial Condition

December 31,		2013
Assets		
Cash and cash equivalents	$	7,482,330
Deposit with clearing organization		100,000
Investment banking receivable		1,225,078
Commissions receivable		255,933
Property and equipment, net		424,290
Prepaid assets		55,092
Federal income taxes receivable from parent		473,760
Due from parent company		27,081
Due from company under common control		1,136,149
Total assets	$	11,179,713
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	402,840
Deferred income taxes payable		108,174
Total liabilities		511,014
Commitments and contingencies		
Member's Equity		10,668,699
Total liabilities and member's equity	$	11,179,713

See accompanying notes to financial statements.

1. Organization and Nature of Business

IBERIA Capital Partners LLC (the "Company"), a wholly owned subsidiary of IBERIABANK Corporation, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company has a clearing agreement with National Financial Services, LLC (a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc.) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15(c)3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking Receivable - The Company has a receivable related to fees earned from investment banking activities. The Company may reserve for uncollectible accounts based on an aging analysis and estimated collectability of those receivables. No reserve was recorded at December 31, 2013.

Commissions Receivable - The Company has a receivable related to commissions earned from the sales of investments. The Company may reserve for uncollectible accounts based on an aging analysis and estimated collectability of those receivables. No reserve was recorded at December 31, 2013.

Revenues - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company's commissions are collected by National Financial Services, LLC as the Company's clearing firm. The clearing firm remits the commissions, net of clearing charges, to the Company at least monthly.

Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues may also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees, sales concessions and underwriting fees are recorded when earned. Research services fees are recognized when earned.

Property and Equipment - Property and equipment is stated at cost less accumulated depreciation and consists of purchased software of $480 and furniture and equipment of $423,810. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Accumulated amortization at December 31, 2013 was $355,875.

Cash and Cash Equivalents - For purposes of the statements of financial condition and cash flows, cash investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents.

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions.

Impairment of Long-Lived Assets - The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Fair Value of Financial Instruments - Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three board levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company does not have any financial assets or liabilities measured at fair value as of December 31, 2013.

Income Taxes - The Company is included in the consolidated federal income tax return of IBERIABANK Corporation. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IBERIABANK Corporation.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company follows the guidance in ASC 740, *Income Taxes*, related to recognizing and measuring uncertain tax positions. The guidance requires the Company to use judgments and make estimates and assumptions on the potential liability related to an assessment of whether the income tax position will "more likely than not" be sustained in an income tax audit. At December 31, 2013, the Company has not recognized a liability for any uncertainty in income taxes.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15(c)3-1), which requires the maintenance of minimum net capital of the greater of $100,000 or 6-2/3 percent of aggregate indebtedness. At December 31, 2013, the Company had net capital of $7,425,423, which was $7,325,423 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness relative to net capital was 5.43%.

4. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2013, the deferred tax liability relates to temporary differences between the carrying amounts of prepaid assets and property and equipment and the amounts used for income tax purposes.

The Company has reviewed its tax positions and has concluded that no provision for uncertain income tax positions is required to be recognized in the financial statements at December 31, 2013.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in selling, general and administrative expenses. During the year ended December 31, 2013, the Company did not recognize any interest or penalties in its financial statements, nor has it recorded a liability for interest or penalty payments.

5. Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan for all full-time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches 50% of employee contributions up to 3% of employees' eligible compensation. In addition to this matching contribution, the Company may make discretionary profit-sharing contributions to this plan. Employees become fully vested in employer contributions after three years of service.

6. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company executes, as agent or riskless principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. Additionally, the Company is subject to credit risk if the clearing organization is unable to repay the balance in the Company's accounts.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to continually monitor its market exposure and counterparty risk. The Company does not anticipate non-performance by counterparties.

7. Related Parties

At December 31, 2013, the Company has federal income taxes receivable from IBERIABANK Corporation of $473,760. The Company is included in the consolidated income tax return filed by the parent, IBERIABANK Corporation. Income taxes are allocated to the Company on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from IBERIABANK Corporation.

The Company, its parent, IBERIBANK Corporation, and IBERIABANK, an entity under common control through the parent company, IBERIABNAK Corporation, have an Expense Sharing Agreement for the purpose of delineating which expenses will be borne directly by the Company and which expenses will be borne by IBERIABANK Corporation and IBERIABANK. Amounts receivable from parent and amounts receivable from entity under common control relate to activity under this agreement.

8. Subsequent Events

The Company has evaluated subsequent events through February 26, 2014, the date the financial statements were available to be issued. No events have occurred that would materially affect the financial statements.

Supplementary Information

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31,		**2013**
Computation of Net Capital		
Total member's equity	$	10,668,699
Deductions:		
Investment banking receivable		(1,235,078)
Federal income taxes receivable from parent, net of deferred income taxes payable		(365,586)
Property and equipment, net		(424,290)
Prepaid assets		(55,092)
Due from parent company and company under common control		(1,163,230)
Total deductions		(3,243,276)
Net capital	$	7,425,423
Computation of Basic Net Capital Requirements		
Minimum dollar net capital requirement of reporting broker/dealer	$	100,000
Minimum net capital required (6-2/3% of aggregate indebtedness		26,856
Net capital requirement (greater of above two minimum requirement amounts)		100,000
Excess of net capital	$	7,325,423
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses	$	402,840
Total aggregate indebtedness	$	402,840
Ratio of aggregate indebtedness to net capital		5.43%

Statement Pursuant to Rule 17a-5(d)(4)

There were no material differences between the net capital reported in the Company's unaudited Form X-17A-5 as of December 31, 2013 and the Company's audited financial statements as of December 31, 2013.

BDO

Tel 214-969-7007
Fax 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditor's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
IBERIA Capital Partners LLC
New Orleans, Louisiana

In planning and performing our audit of the financial statements of IBERIA Capital Partners LLC (the "Company"), a wholly owned subsidiary of IBERIABANK Corporation, as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Dallas, Texas
February 26, 2014

BDO

Tel 214-969-7007
Fax 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditor's Report on Applying Agreed Upon Procedures Related to IBERIA Capital Partners LLC's SIPC General Assessment Reconciliation

Board of Directors
IBERIA Capital Partners LLC
New Orleans, Louisiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by IBERIA Capital Partners LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and other specified parties in evaluating IBERIA Capital Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). IBERIA Capital Partners LLC's management is responsible for IBERIA Capital Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

(2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.

(3) Compared any adjustments reporting in Form SIPC-7 with supporting schedules and working papers noting no differences.

(4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Dallas, Texas
February 26, 2014